As filed with the Securities and Exchange Commission on December 14, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ITC HOLDINGS CORP.
(Exact Name of Registrant as Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	32-0058047 (I.R.S. Employer Identification Number)
27175 Energy Way
Novi, Michigan 48377
(248) 946-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Daniel J. Oginsky, Esq.
Senior Vice President and General Counsel
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377
(248) 946-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
With a copy to:

Risë B. Norman, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                    .
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                    .
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities	Amount to be	Offering Price	Aggregate	Amount of
To Be Registered	Registered	per Share	Offering Price	Registration Fee
Common Stock, without par value	(1)	(2)	(2)	(2)

(1)	There is being registered hereby such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices. There is also being registered such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	An unspecified and indeterminate aggregate initial offering price is being registered. In accordance with Rules 456(b) and 457(r), we are deferring payment of all of the registration fee.

PROSPECTUS
Common Stock
We may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement may also add, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.
You should carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.
Our common stock is listed on the New York Stock Exchange under the symbol “ITC.”
Investing in our common stock involves risks. You should consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents we incorporate by reference. See “Risk Factors” beginning on page 9.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
December 14, 2009

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “Commission,” using a “shelf” registration process. Under this shelf registration process, we may offer and sell from time to time common stock in one or more offerings or resales. Each time shares of common stock are offered, we will provide a supplement to this prospectus that contains specific information about the offering and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information.”
     You should rely only on the information contained or incorporated by reference in this prospectus and the accompanying prospectus supplement or any free writing prospectus prepared by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of shares of our common stock in any state where the offer is not permitted.
     Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.
     Unless otherwise noted or the context requires, all references in this prospectus to:
ITC Holdings Corp. and its subsidiaries
•	“ITC Great Plains” are references to ITC Great Plains, LLC, a wholly-owned subsidiary of ITC Grid Development, LLC, an indirect wholly-owned subsidiary of ITC Holdings;

•	“ITC Holdings” are references to ITC Holdings Corp. and not any of its subsidiaries;

•	“ITC Midwest” are references to ITC Midwest LLC, a wholly-owned subsidiary of ITC Holdings;

•	“ITCTransmission” are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings;

•	“METC” are references to Michigan Electric Transmission Company, LLC, a wholly-owned subsidiary of MTH;

•	“MTH” are references to Michigan Transco Holdings, Limited Partnership, the owner of all of the membership interests of METC, an indirect, wholly owned subsidiary of ITC Holdings;

•	“MISO Regulated Operating Subsidiaries” are references to ITCTransmission, METC, and ITC Midwest together;

•	“Regulated Operating Subsidiaries” are references to ITCTransmission, METC, ITC Midwest and ITC Great Plains together; and

•	“We,” “our” and “us” are references to ITC Holdings together with all of its subsidiaries.
Other definitions
•	“Consumers Energy” are references to Consumers Energy Company, a wholly-owned subsidiary of CMS Energy Corporation;

•	“Detroit Edison” are references to The Detroit Edison Company, a wholly-owned subsidiary of DTE Energy;

•	“DTE Energy” are references to DTE Energy Company;

•	“Electric Reliability Organization” refers to a self-regulatory organization with the legal authority to enforce reliability standards applicable to all U.S. users, owners, and operators of the bulk power system;

•	“FERC” are references to the Federal Energy Regulatory Commission;

•	“FPA” are references to the Federal Power Act;

•	“Green Power Express” are references to Green Power Express LP, an indirect wholly-owned subsidiary of ITC Holdings;

•	“IP&L” are references to Interstate Power and Light Company, an Alliant Energy Corporation subsidiary;

•	“kV” are references to kilovolts (one kilovolt equaling 1,000 volts);

•	“MISO” are references to the Midwest Independent Transmission System Operator, Inc., a FERC-approved Regional Transmission Organization, which oversees the operation of the bulk power transmission system for a substantial portion of the Midwestern United States and Manitoba, Canada, and of which ITCTransmission, METC and ITC Midwest are members;

•	“NERC” are references to the North American Electric Reliability Corporation;

•	“NOLs” are references to federal income tax net operating loss carryforwards;

•	“RTO” are references to Regional Transmission Organizations; and

•	“SPP” are references to Southwest Power Pool, Inc., a FERC-approved RTO which oversees the operation of the bulk power transmission system for a substantial portion of the South Central United States, and of which ITC Great Plains is a member.

OUR COMPANY
Overview
     We are engaged in the transmission of electricity in the United States through our Regulated Operating Subsidiaries, ITCTransmission, METC, ITC Midwest and ITC Great Plains. Our business strategy is to operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability and to reduce transmission constraints. By pursuing this strategy, we strive for high reliability of our systems and to improve accessibility to generation sources of choice, including renewable sources. We operate high-voltage systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri and Kansas that transmit electricity from generating stations to local distribution facilities connected to our systems.
     As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electric transmission systems by our customers, which include investor-owned utilities, municipalities, cooperatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC.
     In 2002, ITC Holdings was incorporated in the State of Michigan for the purpose of acquiring ITCTransmission. ITCTransmission was originally formed in 2001 as a subsidiary of Detroit Edison, an electric utility subsidiary of DTE Energy, and was acquired in 2003 by ITC Holdings. METC was originally formed in 2001 as a subsidiary of Consumers Energy, an electric and gas utility subsidiary of CMS Energy Corporation, and was acquired in 2006 by ITC Holdings. ITC Midwest was formed in 2007 by ITC Holdings to acquire the transmission assets of IP&L in December 2007. ITC Great Plains was formed in 2006 by ITC Holdings and became a FERC-jurisdictional entity in 2009 after acquiring certain electric transmission assets in Kansas.
Our Operations
     Our Regulated Operating Subsidiaries’ primary operating responsibilities include maintaining, improving and expanding their transmission systems to meet their customers’ ongoing needs, scheduling outages on system elements to allow for maintenance and construction, balancing electricity generation and demand, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded. As transmission-only companies, our Regulated Operating Subsidiaries function as conduits, allowing for power from generators to be transmitted to local distribution systems either entirely through their own systems or in conjunction with neighboring transmission systems. Third parties then transmit power through these local distribution systems to end-use consumers. The transmission of electricity by our Regulated Operating Subsidiaries is a central function to the provision of electricity to residential, commercial and industrial end-use consumers.
     We derive nearly all of our revenues from providing network transmission service, point-to-point transmission service and other related services over our Regulated Operating Subsidiaries’ transmission systems to investor owned utilities, such as Detroit Edison, Consumers Energy and IP&L and to other entities such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers and from transaction-based capacity reservations on our transmission systems. We have no ownership of or financial interest in electricity generation or distribution assets, allowing us to focus exclusively on the transmission of electricity and investment in transmission infrastructure.
     Our Regulated Operating Subsidiaries’ assets include transmission systems and related assets, including approximately 15,000 circuit miles of overhead and underground transmission lines and assets at 500 stations and substations that interconnect our transmission facilities or connect our Regulated Operating Subsidiaries’ facilities with third party generation and distribution facilities. The rate base of our Regulated Operating Subsidiaries, which is comprised primarily of transmission property, plant and equipment, was in excess of $2 billion as of September 30, 2009.

     We are committed to investing capital in our transmission systems to improve reliability and lower the delivered cost of energy to end-use consumers. By prudently investing capital in our transmission systems, we believe we will enhance our earnings growth as we continue to earn a regulated return on our expanding rate base.
     Substantially all of our revenues are derived from providing transmission service. Our principal customers are Detroit Edison, Consumers Energy and IP&L.
Regulation and Ratemaking
     Our Regulated Operating Subsidiaries operate in different rate zones, in each of which a different transmission service rate is charged. The rates within such rate zones are determined using FERC-approved cost-based formulaic rate setting mechanisms. Like most of MISO’s transmission owning members, our MISO Regulated Operating Subsidiaries use Attachment O of the MISO tariff as their transmission rate template. A SPP member, ITC Great Plains has received conditional approval to use a cost-based formulaic rate that produces the revenue requirement that is reflected in SPP pricing zones as shown on Attachment H of the SPP tariff. SPP bills and collects payments on ITC Great Plains’ behalf monthly based on ITC Great Plains’ annual projected net revenue requirements.
     Our MISO Regulated Operating Subsidiaries’ rates are set annually under Attachment O and are in effect for the one-year period beginning January 1. Under Attachment O, our MISO Regulated Operating Subsidiaries’ rate allows for the recovery of their respective net revenue requirements. Our MISO Regulated Operating Subsidiaries’ net revenue requirements are derived using Attachment O, posted on the MISO Open Access Same-Time Information System each year and are effective without the need to file a rate case with the FERC, although the rate is subject to legal challenge at the FERC.
     Under the forward-looking Attachment O formula, by September 1st of each year, our MISO Regulated Operating Subsidiaries use forecasted expenses, additions to in-service property, plant and equipment, point-to-point revenues, network load and other items for the upcoming calendar year to establish their projected net revenue requirements and their component of the billed network rates for service on their systems from January 1 to December 31 of that year. The forward-looking Attachment O formula includes a true-up mechanism, whereby each of our MISO Regulated Operating Subsidiaries will compare its actual net revenue requirements to its billed network revenues for each year after the end of that year. Under forward-looking Attachment O, in the event billed network revenues in a given year are more or less than actual net revenue requirements, which are calculated primarily using information from that year’s FERC Form No. 1, our MISO Regulated Operating Subsidiaries will refund or collect additional revenues, with interest, within a two-year period such that customers pay only the amounts that correspond to actual net revenue requirements. This annual true-up ensures that our MISO Regulated Operating Subsidiaries recover their allowed costs and earn their allowed returns. For example, the true-up adjustment relating to 2008 is finalized in 2009 upon completion of the 2008 FERC Form No. 1 and will be included in the projected net revenue requirement that is used to establish the rate that will be effective commencing January 1, 2010.
     On January 15, 2009, ITC Great Plains filed an application with the FERC for the approval of a forward-looking formula rate to apply to ITC Great Plains’ transmission facilities in the SPP region, including Kansas. The application sought approval of a formula rate for ITC Great Plains as an independent transmission company in the SPP region. The application also sought incentives for major transmission projects that ITC Great Plains has committed to construct in Kansas. Additionally, the application sought approval of the recovery of start-up and development expenses of ITC Great Plains and other development expenses for certain specified projects through the recognition of regulatory assets.
     On March 16, 2009, the FERC issued an order approving ITC Great Plains’ request for transmission investment incentives. Further, the FERC order conditionally accepted ITC Great Plains’ proposed formula rate tariff sheets, subject to refund, and set them for hearing and settlement judge procedures. The approved transmission investment incentives and return on equity were specifically excluded from any hearing process. On October 23, 2009, an offer of settlement was filed with the FERC that resolves issues set for hearing and settlement judge procedures. This settlement is subject to FERC acceptance. In October 2009, SPP made a filing with FERC to include ITC Great Plains’ revenue requirement in its tariff. We anticipate that SPP will begin to bill ITC Great Plains’ 2009 network revenues in December 2009 or January 2010, retroactive to August 18, 2009.
     In August 2009, ITC Great Plains implemented its cost-based formula rate and started recognizing revenues based on its actual net revenue requirement as set forth in Attachment H of the SPP tariff.

     Our principal executive offices are located at 27175 Energy Way, Novi, Michigan 48377 and our telephone number at that address is (248) 946-3000. ITC Holdings’ website is located at www.itc-holdings.com. The information on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS
     This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. We intend that those statements be covered by the safe harbors created under those laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and “forecasts” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in our periodic filings with the Commission, including those described under “Incorporation of Certain Information by Reference.” All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot assure you that management’s expectations, beliefs and projections will be achieved. There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors which could cause our actual results to differ materially from those suggested by our forward-looking statements are set forth in our reports incorporated by reference into this prospectus, and include, among other things:
•	Certain elements of our Regulated Operating Subsidiaries’ cost recovery through rates can be challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows. We have also made certain commitments to federal and state regulators with respect to, among other things, our rates in connection with recent acquisitions (including ITC Midwest’s acquisition of IP&L’s electric transmission assets) that could have an adverse effect on our business, financial condition, results of operations and cash flows.

•	Our Regulated Operating Subsidiaries’ actual capital expenditures may be lower than planned, which would decrease expected rate base and therefore our revenues. In addition, we expect to invest in strategic development opportunities to improve the efficiency and reliability of the transmission grid, but we cannot assure you that we will be able to initiate or complete any of these investments.

•	The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.

•	Changes in federal energy laws, regulations or policies could impact cash flows and could reduce the dividends we may be able to pay our stockholders.

•	If the network load or point-to-point transmission service on our MISO Regulated Operating Subsidiaries’ transmission systems is lower than expected, the timing of collection of our revenues would be delayed.

•	Each of our MISO Regulated Operating Subsidiaries depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services would adversely affect our revenues and our ability to service our debt obligations and affect our ability to pay dividends.

•	METC does not own the majority of the land on which its transmission assets are located. Additionally, a significant amount of the land on which ITCTransmission’s and ITC Midwest’s assets are located is subject to easements, mineral rights and other similar encumbrances and a significant amount of ITCTransmission’s and ITC Midwest’s other property consists of easements. As a result,

ITC Transmission, METC and ITC Midwest must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete construction projects in a timely manner.
•	If ITC Midwest’s operating agreement with IP&L is terminated early, ITC Midwest may face a shortage of labor or replacement contractors to provide the services formerly provided by IP&L.

•	Hazards associated with high-voltage electricity transmission may result in suspension of our Regulated Operating Subsidiaries’ operations or the imposition of civil or criminal penalties.

•	Our Regulated Operating Subsidiaries are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

•	Our Regulated Operating Subsidiaries are subject to various regulatory requirements. Violations of these requirements, whether intentional or unintentional, may result in penalties that, under some circumstances, could have a material adverse effect on our results of operations, financial condition and cash flows.

•	Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations.

•	ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to pay dividends and fulfill our other cash obligations.

•	We are highly leveraged and our dependence on debt may limit our ability to fulfill our debt obligations and/or to obtain additional financing.

•	Certain provisions in our debt instruments limit our financial flexibility.

•	Adverse changes in our credit ratings may negatively affect us.

•	The amount of our federal income tax NOLs that we may use to reduce our tax liability in any given period is limited.

•	Provisions in our Articles of Incorporation and bylaws, Michigan corporate law and our debt agreements may impede efforts by our shareholders to change the direction or management of our company.

•	Provisions in our Articles of Incorporation restrict market participants from voting or owning 5% or more of the outstanding shares of our capital stock.

•	Future sales of our shares could depress the market price for our common stock.

•	Other risk factors discussed herein and set forth from time to time in our public filings with the Commission.
     Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. Forward-looking statements speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.

     Except as required by law, we undertake no obligation to publicly update any forward-looking or other statements, whether as a result of new information, future events, or otherwise. We provide a cautionary discussion of risks and uncertainties under the “Risk Factors” section in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect our business and results of operations. You should carefully consider the risks described under “Risk Factors” in this prospectus, together with any risks described in the accompanying prospectus supplement and the information incorporated by reference.

RISK FACTORS
     An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information included in this prospectus, the accompanying prospectus supplement and the information incorporated by reference, before deciding to purchase any shares of our common stock.
ITEM 1A. RISK FACTORS.
Risks Related to Our Business
Certain elements of our Regulated Operating Subsidiaries’ cost recovery through rates can be challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows. We have also made certain commitments to federal and state regulators with respect to, among other things, our rates in connection with recent acquisitions (including ITC Midwest’s acquisition of IP&L’s electric transmission assets) that could have an adverse effect on our business, financial condition, results of operations and cash flows.
     Our Regulated Operating Subsidiaries provide transmission service under rates regulated by the FERC. The FERC has approved our MISO Regulated Operating Subsidiaries’ use of the rate setting formula under Attachment O. In addition, FERC has conditionally approved the forward-looking formula rate of ITC Great Plains, but it has not expressly approved the amount of actual capital and operating expenditures to be used in that formula. In addition, all aspects of our Regulated Operating Subsidiaries’ rates approved by the FERC, including the formula rate mechanisms, ITCTransmission’s, METC’s , ITC Midwest’s and ITC Great Plains’ respective allowed 13.88%, 13.38% , 12.38% and 12.16% rates of return on the actual equity portion of their respective capital structures, and the data inputs provided by our Regulated Operating Subsidiaries for calculation of each year’s rate, are subject to challenge by interested parties at the FERC in a proceeding under Section 206 of the FPA. If a challenger can establish that any of these aspects are unjust, unreasonable, unduly discriminatory or preferential, then the FERC will make appropriate prospective adjustments to them and/or disallow any of our Regulated Operating Subsidiaries’ inclusion of those aspects in the rate setting formula. This could result in lowered rates and/or refunds of amounts collected after the date that a Section 206 challenge is filed.
     On November 18, 2008, IP&L filed a complaint against ITC Midwest with the FERC under Section 206 of the Federal Power Act. The complaint alleged that: (1) the operations and maintenance expenses and administrative and general expenses projected in the 2009 ITC Midwest rate appeared excessive; (2) the true-up amount related to ITC Midwest’s posted network rate for the period through December 31, 2008 would cause ITC Midwest to charge an excessive rate in future years; and (3) the methodology of allocating administrative and general expenses among ITC Holdings’ operating companies was changed, resulting in such additional expenses being allocated to ITC Midwest. Among other things, IP&L’s complaint sought investigative action by the FERC relating to ITC Midwest’s transmission service charges reflected in its 2009 rate, as well as hearings regarding the justness and reasonableness of the 2009 rate (with the ultimate goal of reducing such rate).
     On April 16, 2009, the FERC dismissed the IP&L complaint, finding that IP&L failed to meet its burden as the complainant to establish that the current rate is unjust and unreasonable and that IP&L’s alternative rate proposal is just and reasonable. Requests for rehearing have been filed with the FERC and the April 16 order remains subject to rehearing and ultimately to an appeal within 30 days of any decision on rehearing.
     The FERC’s order approving our acquisition of METC was conditioned upon ITCTransmission and METC not recovering “merger-related costs” in their rates, as described in the order, unless a separate informational filing is submitted to the FERC. The informational filing, which could be challenged by interested parties, would need to identify those costs and show that such costs are outweighed by the benefits of the acquisition. Determinations by ITCTransmission or METC that expenses included in Attachment O for recovery are not acquisition related costs are also subject to challenge by interested parties at the FERC. If challenged at the FERC and ITCTransmission or METC fail to show that costs included for recovery are not merger-related, this also could result in lowered rates and/or refunds of amounts collected.

     Under the FERC’s order approving ITC Midwest’s asset acquisition, ITC Midwest agreed to a hold harmless commitment in which no acquisition premium will be recovered in rates, nor will ITC Midwest recover through transmission rates any transaction-related costs that exceed demonstrated transaction-related savings for a period of five years. If during the five year period ITC Midwest seeks to recover transaction-related costs through Attachment O, ITC Midwest must make an informational filing at the FERC that identifies the transaction-related costs sought to be recovered and demonstrates that those costs are exceeded by transaction-related savings. If challenged at the FERC and ITC Midwest fails to show that transaction-related costs included for recovery do not exceed transaction-related savings, ITC Midwest could be subject to lowered rates and/or refunds of amounts previously collected. Additionally, in Iowa and Minnesota, as part of the regulatory approval process, ITC Midwest committed not to recover the first $15.0 million in transaction-related costs under any circumstances.
     In the Minnesota regulatory proceeding, ITC Midwest agreed to build two construction projects intended to improve the reliability and efficiency of our electric transmission system. ITC Midwest agreed to use commercially reasonable efforts to complete these projects prior to December 31, 2009 and 2011, respectively. In the event ITC Midwest fails to meet these commitments, the allowed 12.38% rate of return on the actual equity portion of ITC Midwest’s capital structure will be reduced to 10.39% under Attachment O until such time as it completes these projects. Any of the events described above could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our Regulated Operating Subsidiaries’ actual capital expenditures may be lower than planned, which would decrease expected rate base and therefore our revenues. In addition, we expect to invest in strategic development opportunities to improve the efficiency and reliability of the transmission grid, but we cannot assure you that we will be able to initiate or complete any of these investments.
     Each of our Regulated Operating Subsidiaries’ rate base, revenues and earnings are determined in part by additions to property, plant and equipment when placed in service. We expect ITCTransmission, METC, ITC Midwest and ITC Great Plains to invest approximately $445 million, $750 million, $1,147 million and $637million, respectively, in their respective systems from January 1, 2010 to December 31, 2014. We also anticipate making a $91 million capital investment in Green Power Express and other development initiatives over the same period. The expected amounts of capital investment over the period beginning January 1, 2010 through December 31, 2014 include estimated transmission network upgrades for generator interconnections. The amounts for transmission network upgrades for generator interconnections could change significantly due to factors beyond our control, such as changes in the MISO queue for generation projects and whether the generator meets the various criteria of Attachment FF of the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff for the project to qualify as a refundable network upgrade, among other factors.
     For the year ended December 31, 2009, we expect ITCTransmission, METC and ITC Midwest to invest approximately $75 million to $85 million, $120 million to $130 million and $125 million to $130 million, respectively, in their respective systems, which includes estimated capital investments for transmission network upgrades. For the year ended December 31, 2010, we expect ITCTransmission, METC and ITC Midwest to invest approximately $50 million to $60 million, $140 million to $155 million and $205 million to $225 million, respectively, in their respective systems, which includes estimated capital investments for transmission network upgrades. We also expect to invest $10 million to $20 million in ITC Great Plains during this period. Our expected capital investments in our Regulated Operating Subsidiaries for the years ended December 31, 2009 and 2010 could change significantly due to the uncertainty around capital investments for transmission network upgrades for generator interconnections as described above. If our Regulated Operating Subsidiaries’ capital expenditures and the resulting in-service property, plant and equipment are lower than anticipated for any reason, our Regulated Operating Subsidiaries will have a lower than anticipated rate base thus causing their revenue requirements and future earnings to be potentially lower than anticipated.
     In addition, we are pursuing broader strategic development investment opportunities for transmission construction related to building super-regional 765 kV transmission facilities, interconnections for wind generation and other renewable resources, and investment opportunities. The incumbent utilities or other entities with transmission development initiatives may compete with us by deciding to pursue capital projects that we are pursuing. These estimates of potential investment opportunities are based primarily on foreseeable transmission needs and general transmission construction costs, not necessarily on particular project cost estimates.

     Any capital investment at our Regulated Operating Subsidiaries or as a result of our broader strategic development initiatives may be lower than expected due to, among other factors, the impact of actual loads, forecasted loads, regional economic conditions, weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our system or transmission systems owned by others at any one time or regulatory approvals for reasons relating to rate construct, environmental, siting, regional planning, cost recovery and other issues or as a result of legal proceedings and variances between estimated and actual costs of construction contracts awarded. Our ability to engage in construction projects resulting from pursuing these initiatives is subject to significant uncertainties, including the factors discussed above, and will depend on obtaining any necessary regulatory and other approvals for the project and for us to initiate construction, our achieving status as the builder of the project in some circumstances and other factors. Therefore, we can provide no assurance as to the actual level of investment we may achieve at our Regulated Operating Subsidiaries or as a result of the broader strategic development initiatives.
The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.
     Each of our Regulated Operating Subsidiaries is a “public utility” under the FPA and, accordingly, is subject to regulation by the FERC. Approval of the FERC is required under Section 203 of the FPA for a disposition or acquisition of regulated public utility facilities, either directly or indirectly through a holding company. Such approval may also be required to acquire securities in a public utility. Section 203 of the FPA also provides the FERC with explicit authority over utility holding companies’ purchases or acquisitions of, and mergers or consolidations with, a public utility. Finally, each of our Regulated Operating Subsidiaries must also seek approval by the FERC under Section 204 of the FPA for issuances of its securities (including debt securities).
     We are also pursuing strategic development opportunities for construction of transmission facilities and interconnections with wind generation and other renewable resources. These projects require regulatory approval by the FERC, applicable RTOs and state regulatory agencies. Failure to secure such regulatory approval for new strategic development projects could adversely affect our ability to grow our business and increase our revenues.
     In addition, we are subject to state and/or local regulations relating to, among other things, facility siting. If we fail to comply with these local regulations, we may incur liabilities for such failure.
Changes in federal energy laws, regulations or policies could impact cash flows and could reduce the dividends we may be able to pay our stockholders.
     Attachment O, the forward-looking formula used by our MISO Regulated Operating Subsidiaries to calculate their respective annual revenue requirements, and the forward-looking formula rate approved by the FERC for use by ITC Great Plains, will be used by our Regulated Operating Subsidiaries for that purpose until and unless the FERC determines that such rate formula is unjust and unreasonable or that another mechanism is more appropriate. Such determinations could result from challenges initiated at the FERC by interested parties, by the FERC on its own initiative in a proceeding under Section 206 of the FPA or by a successful application initiated by any of our Regulated Operating Subsidiaries under Section 205 of the FPA. End-use consumers and entities supplying electricity to end-use consumers may attempt to influence government and/or regulators to change the rate setting methodologies that apply to our Regulated Operating Subsidiaries, particularly if rates for delivered electricity increase substantially.
     Each of our Regulated Operating Subsidiaries is regulated by the FERC as a “public utility” under the FPA and is a transmission owner in MISO or SPP. We cannot predict whether the approved rate methodologies for any of our Regulated Operating Subsidiaries will be changed. In addition, the U.S. Congress periodically considers enacting energy legislation that could shift new responsibilities to the FERC, modify provisions of the FPA or provide the FERC or another entity with increased authority to regulate transmission matters. We cannot predict whether, and to what extent, our Regulated Operating Subsidiaries may be affected by any such changes in federal energy laws, regulations or policies in the future.

If the network load or point-to-point transmission service on our MISO Regulated Operating Subsidiaries’ transmission systems is lower than expected, the timing of collection of our revenues would be delayed.
     If the network load or point-to-point transmission service on our MISO Regulated Operating Subsidiaries’ transmission systems is lower than expected for any reason, including due to weather, a weak economy, changes in the nature or composition of the transmission grids of our MISO Regulated Operating Subsidiaries and surrounding areas, poor transmission quality of neighboring transmission systems, the timing of the collection of our revenue requirement would likely be delayed until such circumstances are adjusted through the true-up mechanism in our MISO Regulated Operating Subsidiaries’ formula rate mechanisms.
Each of our MISO Regulated Operating Subsidiaries depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services would adversely affect our revenues and our ability to service our debt obligations and affect our ability to pay dividends.
     ITCTransmission derives a substantial portion of its revenues from the transmission of electricity to Detroit Edison’s local distribution facilities. Detroit Edison accounted for 87.3% of ITCTransmission’s total operating revenues for the year ended December 31, 2008 and is expected to constitute the majority of ITCTransmission’s revenues for the foreseeable future. In early November 2009, Detroit Edison was rated BBB/negative and Baa1/stable by Standard & Poor’s Ratings Services and Moody’s Investors Services, Inc., respectively. Similarly, Consumers Energy accounted for 82.8% of METC’s total operating revenues for the year ended December 31, 2008, and is expected to constitute the majority of METC’s revenues for the foreseeable future. In early November 2009, Consumers Energy was rated BBB-/stable and Baa2/stable by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively. Further, IP&L accounted for 85.5% of ITC Midwest’s total operating revenues for the year ended December 31, 2008 and is expected to constitute the majority of ITC Midwest’s revenues for the foreseeable future. In early November 2009, IP&L was rated BBB-/stable and A3/stable by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively. These percentages of total operating revenues of Detroit Edison, Consumers Energy and IP&L include an estimate for the 2008 Attachment O revenue accruals that were included in our 2008 operating revenues, but will not be billed to our customers until 2010. We have assumed that the Attachment O revenues billed to these customers in 2010 would be in the same proportion of the respective percentages of network revenues billed to them in 2008.
     Any material failure by Detroit Edison, Consumers Energy or IP&L to make payments for transmission services would adversely affect our financial condition and results of operations and our ability to service our debt obligations, and could impact the amount of dividends we pay our stockholders.
METC does not own the majority of the land on which its transmission assets are located. Additionally, a significant amount of the land on which ITCTransmission’s and ITC Midwest’s assets are located is subject to easements, mineral rights and other similar encumbrances and a significant amount of ITCTransmission’s and ITC Midwest’s other property consists of easements. As a result, ITCTransmission, METC and ITC Midwest must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete construction projects in a timely manner.
     METC does not own the majority of the land on which its electric transmission assets are located. Instead, under the provisions of an Easement Agreement with Consumers Energy, METC pays annual rent of $10.0 million to Consumers Energy in exchange for rights-of-way, leases, fee interests and licenses which allow METC to use the land on which its transmission lines are located. Under the terms of the Easement Agreement, METC’s easement rights could be eliminated if METC fails to meet certain requirements, such as paying contractual rent to Consumers Energy in a timely manner. Additionally, a significant amount of the land on which ITCTransmission’s and ITC Midwest’s assets are located is subject to easements, mineral rights and other similar encumbrances and a significant amount of ITCTransmission’s and ITC Midwest’s other property consists of easements. As a result, they must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete their construction projects in a timely manner.

If ITC Midwest’s operating agreement with IP&L is terminated early, ITC Midwest may face a shortage of labor or replacement contractors to provide the services formerly provided by IP&L.
     ITC Midwest has an operating service agreement with IP&L, the Transition Services Agreement (“TSA”), which governs the operation of ITC Midwest’s 34.5 kV transmission system. IP&L also provides a limited number of corporate administration, construction and maintenance services to ITC Midwest under the TSA. The TSA’s initial term expired, but ITC Midwest has the option to extend TSA services until December 31, 2010. ITC Midwest exercised its option under the TSA to extend the system operations services and an associated billing service to December 31, 2010, and to extend certain corporate administration, construction and maintenance services to December 31, 2009. The TSA can be terminated by mutual agreement of the parties. While this agreement is in place, ITC Midwest will continue to hire and train its own employees and continue to contract with other non-utility owning vendors to provide these services with the eventual goal of replacing IP&L entirely. If the FERC were to terminate this agreement prematurely, or prohibit its renewal, or if this agreement is terminated or fails to be renewed for any other reason at any time when ITC Midwest is unprepared for such termination, ITC Midwest may face difficulty finding a qualified replacement work force to provide such services, which could have a material adverse effect on its ability to carry on its business and on its results of operations.
Hazards associated with high-voltage electricity transmission may result in suspension of our Regulated Operating Subsidiaries’ operations or the imposition of civil or criminal penalties.
     The operations of our Regulated Operating Subsidiaries are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles, towers and lines or losses caused by outages.
Our Regulated Operating Subsidiaries are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.
     The operations of our Regulated Operating Subsidiaries are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by our Regulated Operating Subsidiaries. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent in recent years, and compliance with those requirements more expensive.
     Our Regulated Operating Subsidiaries have incurred expenses in connection with environmental compliance, and we anticipate that each will continue to do so in the future. Failure to comply with the extensive environmental laws and regulations applicable to each could result in significant civil or criminal penalties and remediation costs. Our Regulated Operating Subsidiaries’ assets and operations also involve the use of materials classified as hazardous, toxic, or otherwise dangerous. Some of our Regulated Operating Subsidiaries’ facilities and properties are located near environmentally sensitive areas such as wetlands and habitats of endangered or threatened species. In addition, certain properties in which our Regulated Operating Subsidiaries operate are, or are suspected of being, affected by environmental contamination. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore, our business, financial condition and results of operations.

     In addition, claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electric transmission and distribution lines. We cannot assure you that such claims will not be asserted against us or that, if determined in a manner adverse to our interests, would not have a material adverse effect on our business, financial condition and results of operations.
Our Regulated Operating Subsidiaries are subject to various regulatory requirements. Violations of these requirements, whether intentional or unintentional, may result in penalties that, under some circumstances, could have a material adverse effect on our results of operations, financial condition and cash flows.
     Our Regulated Operating Subsidiaries are required to comply with various regulations, including reliability standards established by the NERC, which acts as the nation’s Electric Reliability Organization approved by the FERC in accordance with Section 215 of the FPA. These standards address operation, planning and security of the bulk power system, including requirements in respect of real-time transmission operations, emergency operations, vegetation management, critical infrastructure protection and personnel training. Failure to comply with these requirements can result in monetary penalties as well as non-monetary sanctions. Monetary penalties vary based on an assigned risk factor for each potential violation, the severity of the violation and various other circumstances, such as whether the violation was intentional or concealed, whether there are repeated violations, the degree of the violator’s cooperation in investigating and remediating the violation and the presence of a compliance program. Penalty amounts range from $1,000 to a maximum of $1.0 million per day, depending on the severity of the violation. Non-monetary sanctions include potential limitations on the violator’s activities or operation and placing the violator on a watchlist for major violators. Despite our best efforts to comply and the implementation of a compliance program intended to ensure reliability, there can be no assurance that violations will not occur that would result in material penalties or sanctions. If any of our Regulated Operating Subsidiaries were to violate the NERC reliability standards, even unintentionally, in any material way, any penalties or sanctions imposed against us could have a material adverse effect on our results of operations, financial condition and cash flows.
Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations.
     Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations in unpredictable ways, such as increased security measures and disruptions of markets. Strategic targets, such as energy related assets, including, for example, our Regulated Operating Subsidiaries’ transmission facilities and Detroit Edison’s, Consumers Energy’s and IP&L’s generation and distribution facilities, may be at risk of future terrorist attacks. In addition to the increased costs associated with heightened security requirements, such events may have an adverse effect on the economy in general. A lower level of economic activity could result in a decline in energy consumption, which may adversely affect our business, financial condition and results of operations.
Risks Relating to Our Structure and Financial Leverage
ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we may be unable to pay dividends and fulfill our other cash obligations.
     As a holding company with no business operations, ITC Holdings’ material assets consist primarily of the stock and membership interests in our Regulated Operating Subsidiaries and any other subsidiaries ITC Holdings may have, deferred tax assets relating primarily to federal income tax NOLs and cash on hand. Our only sources of cash to pay dividends to our stockholders are dividends and other payments received by us from time to time from our Regulated Operating Subsidiaries and any other subsidiaries we may have and the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings’ stockholders or otherwise. The ability of each of our Regulated Operating Subsidiaries and any other subsidiaries we may have to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA. While we currently intend to continue to pay quarterly dividends on our common stock, we have no obligation to do so. The payment of dividends is within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that our board deems relevant.
We are highly leveraged and our dependence on debt may limit our ability to fulfill our debt obligations and/or to obtain additional financing.
     We are highly leveraged. As of September 30, 2009, we had approximately $2.4 billion of consolidated indebtedness, $859.0 million of which was secured by our assets. We had a total of $185.2 million in revolving credit agreement indebtedness, $100.0 million outstanding under ITC Holdings’ term loan and $2.1 billion of indebtedness under our various debt securities. Our leveraged capital structure can have several important consequences, including, but not limited to, the following:
•	If future cash flows are insufficient, we may not be able to make principal or interest payments on our debt obligations, which could result in the occurrence of an event of default under one or more of those debt instruments.

•	If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

•	Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our shareholders. A substantial portion of the dividends and payments in lieu of taxes we receive from our Regulated Operating Subsidiaries will be dedicated to the payment of interest on our indebtedness, thereby reducing the funds available for the payment of dividends on our common stock.

•	In the event that we are liquidated, our senior or subordinated creditors and the senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of shares of our common stock.

•	Our revolving credit facilities mature in March 2012 for ITC Holdings, ITCTransmission and METC and in January 2013 for ITC Midwest. Our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments.

•	Lehman Brothers Bank, FSB (“Lehman”), a member of our revolving credit agreement syndication, was included in a bankruptcy filing made by its parent, Lehman Brothers Holdings Inc., on September 14, 2008. Given the favorable terms of our existing agreement compared to current market conditions, we do not expect to find a replacement bank and as a result, our capacity to borrow under ITC Holdings’ revolving credit facility continues to be reduced by Lehman’s commitment of $19.8 million.

•	Current market conditions could affect our access to capital markets, restrict our ability to secure financing to make the capital expenditures and other expenses or investments planned by us and could adversely affect our business, financial condition, cash flows and results of operations.
     We may incur substantial indebtedness in the future. The incurrence of additional indebtedness would increase the leverage-related risks described here.
Certain provisions in our debt instruments limit our financial flexibility.
     Our debt instruments include senior notes, secured notes, first mortgage bonds and revolving credit agreements containing numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

•	incur additional indebtedness;

•	engage in sale and lease-back transactions;

•	create liens or other encumbrances;

•	enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;

•	create and acquire subsidiaries; and

•	pay dividends or make distributions on our and ITCTransmission’s capital stock and METC’s, ITC Midwest’s and ITC Great Plains’ member capital.
     Our revolving credit agreements, ITC Holdings’ senior notes, ITC Transmission’s first mortgage bonds, ITC Midwest’s first mortgage bonds and METC’s senior secured notes require us to meet certain financial ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.
Adverse changes in our credit ratings may negatively affect us.
     Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impact of regulation, as well as changes in our financial performance could result in credit agencies reexamining our credit ratings. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. A rating downgrade could also increase the interest we pay under our revolving credit agreements.
The amount of our federal income tax NOLs that we may use to reduce our tax liability in any given period is limited.
     As of December 31, 2008, we had estimated federal income tax NOLs of $253.4 million, resulting in part from accelerated depreciation methods for property, plant and equipment for income tax reporting purposes. These federal income tax NOLs may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code imposes an annual limit on the ability of a corporation that undergoes an ownership change to use its federal income tax NOLs to reduce its tax liability. We are subject to annual limitations on the use of such federal income tax NOLs as a result of changes in our ownership. We have not recorded a valuation allowance relating to our federal income tax NOLs. In the event it becomes more likely than not that any portion of the federal income tax NOLs will expire unused, we would be required to recognize an expense to establish a valuation allowance in the period in which the determination is made. If the expense is significant, it could have a material adverse effect on our results of operations.
Provisions in our Articles of Incorporation and bylaws, Michigan corporate law and our debt agreements may impede efforts by our shareholders to change the direction or management of our company.
     Our Articles of Incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover. These provisions could discourage, delay or prevent a change of control or an acquisition at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

•	a requirement that special meetings of our shareholders may be called only by our board of directors, the chairman of our board of directors, our president or the holders of a majority of the shares of our outstanding common stock;

•	advance notice requirements for shareholder proposals and nominations; and

•	the authority of our board to issue, without shareholder approval, common or preferred stock, including in connection with our implementation of any shareholders rights plan, or “poison pill.”
     In addition, our revolving credit agreements provide that a change in a majority of ITC Holdings’ board of directors that is not approved by the current ITC Holdings directors or acquiring beneficial ownership of 35% or more of ITC Holdings outstanding common shares will constitute a default under those agreements.
Provisions in our Articles of Incorporation restrict market participants from voting or owning 5% or more of the outstanding shares of our capital stock.
     Certain of our Regulated Operating Subsidiaries have been granted favorable rate treatment by the FERC based on their independence from market participants. The FERC defines a “market participant” to include any person or entity that, either directly or through an affiliate, sells or brokers electricity, or provides ancillary services to MISO or SPP, in the case of ITC Great Plains. An affiliate, for these purposes, includes any person or entity that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of a market participant. To help ensure that we and our subsidiaries will remain independent of market participants, our Articles of Incorporation impose certain restrictions on the ownership and voting of shares of our capital stock by market participants. In particular, the Articles of Incorporation provide that we are restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its “group” (as defined in Commission beneficial ownership rules), to beneficially own 5% or more of any class or series of our capital stock. Additionally, if a market participant, together with its group members, acquires beneficial ownership of 5% or more of any series of the outstanding shares of our capital stock, such market participant or any shareholder who is a member of a group including a market participant will not be able to vote or direct or control the votes of shares representing 5% or more of any series of our outstanding capital stock. Finally, to the extent a market participant, together with its group members, acquires beneficial ownership of 5% or more of the outstanding shares of any series of our capital stock, our Articles of Incorporation allow our board of directors to redeem any shares of our capital stock so that, after giving effect to the redemption, the market participant, together with its group members, will cease to beneficially own 5% or more of that series of our outstanding capital stock.
Future sales of our shares could depress the market price of our common stock.
     The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
     The compensation committee of our board of directors may approve restrictions on shares granted under the 2006 Long Term Incentive Plan. On an annual basis, the compensation committee approves grants of shares of restricted stock that vest either three or five years from the grant date and options to purchase shares of our common stock which vest ratably over a three or five year period from the grant date.
     As of the date of this prospectus, we had approximately 50,823,480 shares of common stock outstanding. Of those shares, 50,069,801 shares will be freely tradable.

     In addition, as of the date of this prospectus, 3,698,199 shares were available for future issuance under our 2003 Stock Purchase and Option Plan, Employee Stock Purchase Plan and 2006 Long Term Incentive Plan, including 2,684,200 shares issuable upon the exercise of outstanding stock options, of which 1,873,651 were vested as of the date of this prospectus. In the future, we may issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.
USE OF PROCEEDS
     The use of proceeds will be specified in the applicable prospectus supplement.

DESCRIPTION OF OUR CAPITAL STOCK
     The following is a summary of the material terms of ITC Holdings’ capital stock and the provisions of ITC Holdings’ Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws, which we refer to as “our capital stock,” “our Articles of Incorporation” and “our bylaws,” respectively. It also summarizes relevant provisions of the Michigan Business Corporation Act, or MBCA. Since the terms of our Articles of Incorporation, bylaws and the MBCA are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and the MBCA. The following summary of our capital stock is subject in all respects to the MBCA, our Articles of Incorporation and our bylaws. Our Articles of Incorporation and bylaws are incorporated by reference in the registration statement of which this prospectus forms a part.
General
     As of the date of this prospectus, ITC Holdings’ authorized capital stock consisted of:
•	100 million shares of common stock, without par value; and

•	10 million shares of preferred stock, without par value.
     As of the date of this prospectus, there were 50,823,480 shares of our common stock outstanding and no shares of preferred stock outstanding and 533 holders of record of our common stock.
Common Stock
     All of the outstanding shares of our common stock are fully paid and nonassessable.
     Voting Rights. Each holder of our common stock, including holders of common stock subject to restricted stock awards, is entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, subject to the restrictions on market participants described below. Holders of our common stock have no cumulative voting rights.
     Dividends. Holders of our common stock, including holders of common stock subject to restricted stock awards, are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of ITC Holdings’ preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the MBCA of sufficient funds to pay dividends. We have not issued any shares of preferred stock. The declaration and payment of dividends is subject to the discretion of ITC Holdings’ board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. As a holding company with no business operations, ITC Holdings’ material assets consist primarily of the stock and membership interests in our Regulated Operating Subsidiaries and any other subsidiaries ITC Holdings may have, deferred tax assets relating primarily to federal income tax NOLs and cash on hand. Our only sources of cash to pay dividends to our stockholders are dividends and other payments received by us from time to time from our Regulated Operating Subsidiaries and any other subsidiaries we may have and the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings’ stockholders or otherwise. The ability of each of our Regulated Operating Subsidiaries and any other subsidiaries we may have to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA. The debt agreements to which ITC Holdings and its subsidiaries are parties contain covenants that could limit our ability to pay dividends, as well as covenants that prohibit us from paying dividends if we are in default under our revolving credit facilities.
     Liquidation Rights. If our company is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of ITC Holdings’ preferred stock, to the extent that any preferred stock is authorized and issued.

     Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of our company and, other than as described below, there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.
     Restrictions on Ownership by Market Participants. Our Articles of Incorporation include the following restrictions on issuance to, and ownership and voting of ITC Holdings’ capital stock by, “market participants,” as defined below, which are provisions to ensure that our Regulated Operating Subsidiaries remain “independent” transmission companies eligible for favorable regulatory treatment, consistent with FERC orders.
•	We are restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its “group” (as defined in Commission beneficial ownership rules), to beneficially own 5% or more of any class or series of our capital stock, provided that we may issue shares in excess of 5% to underwriters or initial purchasers in underwritten offerings or private placements approved by our board of directors. In addition, this restriction will not preclude settlement of any transfer that occurs on the New York Stock Exchange, or NYSE (or another national securities exchange or automated inter-dealer quotation system on which the shares may trade).

•	If a market participant, together with its group members, beneficially owns 5% or more of any class or series of our capital stock, that market participant, together with its group members, will not be permitted to exercise voting rights on shares constituting 5% or more of that class or series.

•	We will have the right to redeem shares of capital stock beneficially owned by a market participant (or its group members) if that market participant, together with its group members, beneficially owns 5% or more of any class or series of our capital stock so that the market participant, together with its group members, ceases to beneficially own 5% or more of that class or series.
     Prior to redeeming any shares, we will be required to give at least 45 days’ written notice to the holder of the shares. Prior to the redemption date, the stockholder may sell any shares that would otherwise be redeemed to avoid redemption of those shares. The redemption price for any shares redeemed will be the fair market value of the shares, as determined by our board of directors in good faith. If our shares are listed on the NYSE (or another national securities exchange or automated inter-dealer quotation system), the fair market value will be equal to the lesser of (x) the volume weighted average price for the shares over the 10 most recent trading days immediately prior to the delivery of the redemption notice and (y) the volume weighted average price for the shares over the 10 trading days immediately prior to the date the shares are redeemed.
     A “market participant” has the meaning given to that term by the FERC and includes:
•	an entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to our Regulated Operating Subsidiaries or MISO or SPP (unless the FERC finds that the entity does not have economic or commercial interests that would be significantly affected by the actions or decisions of the Regulated Operating Subsidiary or MISO or SPP); or

•	any other entity that the FERC finds to be a market participant because it has economic or commercial interests that would be significantly affected by the actions or decisions of our Regulated Operating Subsidiaries or MISO or SPP.
     An affiliate, for these purposes, includes any person that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of such specified company. (18 CFR § 35.34(b)(2).)
     A determination by our board of directors, acting in good faith, that a person or entity is a market participant will be binding on all stockholders. In determining whether any shares of capital stock are beneficially owned by a market participant, or its group members, our board of directors may rely solely on our stock transfer records, public filings with the Commission on Schedule 13G or Schedule 13D by beneficial owners of our shares and on the declarations described below.
     Certain Stockholders Required to Certify as to Market Participant Relationships. Our Articles of Incorporation permit, and require if we request, the following persons or entities to make certain declarations to us:
•	any person or entity that, together with its group members, acquires beneficial ownership of 5% or more of any class or series of capital stock of ITC Holdings and which has made a filing with the Commission under Regulation 13D-G in respect of such beneficial ownership; or

•	any person or entity (other than a depositary institution or broker-dealer who is not a beneficial owner for purposes of Regulation 13D-G) that is a record holder of 5% or more of any class or series of capital stock of ITC Holdings.
     The declaration must be delivered to us within 10 days of any request and must include the following information:
•	the number of shares of capital stock beneficially owned by such person or entity, together with its group members, together with the name of the record holders of such shares; and

•	a certification by such person or entity that neither it nor its group members is a market participant (or, in lieu of such certification, the stockholder may deliver a certified list of all of such person’s or entity’s activities and investments related to the sale, marketing, trading, brokering or distribution of electric energy or provision of ancillary services to our Regulated Operating Subsidiaries or to MISO or SPP, as applicable.).
     Any person, entity or group that fails to deliver the declaration when requested by us to do so will be deemed to be a market participant for purposes of the voting restrictions and redemption provisions described above, unless that person, entity or group subsequently delivers the required declaration to ITC Holdings and the board of directors determines that such person, entity or group is not a market participant.
Preferred Stock
     Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is authorized to determine, with respect to any series of preferred stock, the terms and rights of that series including:
•	the number of shares of the series;

•	the designation of the series;

•	the rights with respect to dividends, if any, of the series;

•	the conversion and redemption rights, if any, of the series;

•	the rights of holders of the series upon liquidation, dissolution or winding up of ITC Holdings, or in the event of any merger, consolidation or sale of assets;

•	the terms of any sinking fund, redemption, repurchase or purchase account, if any, to be provided for shares of the series;

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of the series; and

•	the voting rights, if any, of the holders of the series.
Provisions That May Discourage Takeovers
     The MBCA and our Articles of Incorporation and bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive our stockholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable provisions of the MBCA and our Articles of Incorporation and bylaws.
     Availability of Authorized but Unissued Shares. Under the terms of our Articles of Incorporation, our board of directors may issue shares of authorized common stock without stockholder approval. However, the listing requirements of the NYSE, which would apply so long as our common stock is listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. If our board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company, including dilution through a stockholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a stockholder vote.
     Issuance of Preferred Stock. In addition, our board of directors could issue shares of preferred stock having voting rights that adversely affect the voting power of holders of our common stock, which could have the effect of delaying, deferring or impeding a change in control of our company.
     No Cumulative Voting. Under the MBCA, stockholders do not have cumulative voting rights for the election of directors unless the Articles of Incorporation so provide. Our Articles of Incorporation do not provide for cumulative voting.
     Limitation on Calling Special Meetings of Stockholders. The MBCA allows the board of directors or officers, directors or stockholders authorized in our bylaws to call special meetings of stockholders. Our bylaws provide that a special meeting may be called by our board of directors, the chairperson of the board (if the office is filled) or president, and shall be called by the president or secretary at the written request of stockholders holding a majority of the outstanding shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our bylaws to the purpose or purposes stated in the notice of the meeting.
     Action Without Meeting of Stockholders. Any action required or permitted by the MBCA to be taken at a meeting of stockholders, directors or a committee of directors may be taken without a meeting, without prior notice and without a vote, if all of the shareholders, directors or committee members entitled to vote consent to such action in writing, or to the extent permitted by the MBCA, by electronic transmission, before or after the action is taken.
     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual or special meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received by the corporate secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting or, in the case of a special meeting, the date of the special meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual or special meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders.
     Business Combinations and Change of Control. The MBCA contains statutes which regulate business combinations and changes in control of Michigan corporations.

     Chapter 7A of the MBCA provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested stockholder, certain reclassifications and recapitalizations disproportionately favorable to such stockholder, and the adoption of a plan of liquidation or dissolution in which such a stockholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other stockholders in the open market, through private transactions or acquired through a tender offer.
     As permitted by Chapter 7A, our Articles of Incorporation provide that we are not governed by the provisions of that Chapter. In order for ITC Holdings to become subject to the provisions of Chapter 7A, our stockholders would have to vote affirmatively to amend our Articles of Incorporation.
Limitation on Liability and Indemnification of Officers and Directors
     As permitted by the MBCA, our Articles of Incorporation and bylaws generally limit the personal liability of our directors to us and our stockholders for breach of their fiduciary duty and require us to indemnify our directors and officers to the fullest extent permitted by the MBCA. Specifically, our bylaws require us to indemnify directors and officers against expenses (including actual and reasonable attorneys’ fees), judgments (other than in an action by or in the right of ITC Holdings), penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding brought against a director or officer by reason of the fact that the person is or was a director or officer of ITC Holdings or, while serving as a director or officer, is or was serving at the request of ITC Holdings as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by, and in accordance with the procedures and requirements specified in, the MBCA. Our bylaws also provide that indemnification is a contractual right between us and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of our bylaws.
     The MBCA and our bylaws authorize us to purchase and maintain insurance from a third party insurer on behalf of a person who is or was a director, officer, employee or agent of ITC Holdings or who is or was serving at the request of ITC Holdings as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not we would have the power to indemnify him or her under the bylaws or the laws of the State of Michigan. We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and provides that the insurer will pay on behalf of the Registrant for those losses for which we have lawfully indemnified the directors and officers.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the provisions described above or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Transfer Agent and Registrar
     Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION
     We may sell shares of common stock from time to time in any of the following ways:
•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.
     The prospectus supplement will set forth the terms of the offering of such shares of common stock, including:
•	the name or names of any underwriters, dealers or agents and the amounts of shares of common stock underwritten or purchased by each of them; and

•	the public offering price of the shares of common stock and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.
     Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     We may affect the distribution of the shares from time to time in one or more transactions either:
•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
     Transactions through dealers may include block trades in which dealers will attempt to sell the shares of common stock as agent but may position and resell the block as principal to facilitate the transaction. The shares of common stock may be sold through dealers or agents or to dealers acting as market makers.
     If underwriters are used in the sale of any shares of common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares of common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares of common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares of common stock if they purchase any of the shares of common stock (other than any shares of common stock purchased upon exercise of any over-allotment option, if any).
     We may sell the shares of common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares of common stock and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. Any underwriters, broker-dealers and agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” as defined in Section 2(a)(11) of the Securities Act. Any commissions paid or any discounts, commissions or concessions allowed to any such persons, and any profits they receive on resale of the shares of common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in the applicable prospectus supplement.
     The shares of common stock may be sold on any national securities exchange on which the common stock may be listed at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or in the over-the-counter market or in transactions that include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges.
     We may enter into derivative transactions or forward sale agreements on shares of common stock with third parties. In such event, we may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our delivery obligations. The counterparties or third parties may borrow shares of common stock from us or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we may deliver shares of common stock to the counterparties that, in turn, the counterparties may deliver to us or third parties, as the case may be, to close out the open borrowings of shares of common stock. The counterparty in such transactions will be an underwriter and will be identified in the applicable prospectus supplement.
     Underwriters or agents may purchase and sell the shares of common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the shares of common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares of common stock are traded, in the over-the-counter market or otherwise.
     Our common stock is listed on the NYSE under the symbol “ITC.”
     Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. The specific terms of the lock-up provisions in respect of any given offering will be described in the prospectus supplement.
LEGAL MATTERS
     Dykema Gossett PLLC will pass upon the validity of the issuance of our common stock and as to certain matters of Michigan law. Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In addition, Stuntz, Davis & Staffier, P.C., Washington, D.C. is advising us on matters relating to the FERC. Simpson Thacher & Bartlett LLP is relying upon the opinion of Dykema Gossett PLLC as to certain matters of Michigan law.
EXPERTS
     The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of ITC Holdings Corp.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the NYSE. You may inspect reports and other information concerning us at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available to the public through the Commission’s Internet site at http://www.sec.gov and free of charge through our website at http://www.itc-holdings.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website, however, is not and should not be deemed a part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The Commission allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents (other than any portion of such document that is furnished rather than filed) listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the registration statement, of which this prospectus is a part, has been terminated:
•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	our current reports on Form 8-K filed on February 9, 2009 (Exhibit 99.2 only), February 12, 2009, April 6, 2009, April 13, 2009, May 22, 2009, August 20, 2009, September 1, 2009, November 19, 2009, December 8, 2009 (second filing) and December 14, 2009; and

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 001-32576) filed on July 20, 2005.
     We will provide to each person, including a beneficial owner, to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings at no cost, by writing or calling us at:
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377
Attention: General Counsel
Tel: (248) 946-3000
     You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

COMMON STOCK
PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The actual and estimated expenses in connection with offerings under this registration statement, all of which will be borne by ITC Holdings Corp., a Michigan corporation (the “Registrant”), are as follows:

Commission registration fee	(1)
FINRA filing fee	(2)
Printing and engraving expenses	(2)
Legal fees	(2)
Accounting fees	(2)
NYSE listing fees	(2)
Miscellaneous	(2)
Total	(2)

(1)	Deferred in reliance on Rule 456(b) and Rule 457(r).

(2)	The amount of these expenses is not presently known.
Item 15. Indemnification of Directors and Officers
     As permitted by the Michigan Business Corporation Act, or MBCA, the Amended and Restated Articles of Incorporation of the Registrant generally limit the personal liability of its directors to the Registrant and its stockholders for breach of their fiduciary duty. The Articles of Incorporation, however, do not eliminate or limit the liability of a director for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the Registrant or its stockholders; (3) a violation of the MBCA provision relating to unlawful distributions or loans; and (4) an intentional criminal act.
     Sections 561 through 571 of the MBCA authorize indemnification of directors and officers of Michigan corporations. The Registrant’s Articles of Incorporation and bylaws require the Registrant to indemnify directors and officers to the fullest extent permitted by the MBCA. Specifically, the Registrant’s bylaws require it to indemnify directors and officers against expenses (including actual and reasonable attorneys’ fees), judgments (other than in an action by or in the right of the Registrant), penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding brought against a director or officer by reason of the fact that the person is or was a director or officer of the Registrant or, while serving as a director or officer, is or was serving at the request of the Registrant as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by the MBCA. The bylaws further require the Registrant to indemnify officers and directors whose defense on the merits or otherwise has been successful.
     Although the Registrant’s bylaws require indemnification in the situations described above, each request by an officer or director for indemnification (except where the officer’s or director’s defense has been successful) must be individually authorized upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct provided in the MBCA. The determination may be made in any one of the following ways: (1) by a majority of a quorum of the board consisting of directors who are not parties or threatened to be made parties to the action, suit or proceeding; (2) if the quorum in (1) is not obtainable, then by majority vote of a committee of at least two directors who are not at the time parties or threatened to be made parties to the action, suit or proceeding; (3) by independent legal counsel in a written opinion; (4) the Registrant’s stockholders, other than directors, officers, employees or agents who are parties or threatened to be made parties; or (5) by all directors meeting the MBCA definition of “independent director” who are not parties or threatened to be made parties to the action, suit or proceeding. However, because the Registrant’s Articles of Incorporation contain a provision limiting monetary liability of directors, the Registrant may indemnify a director without a determination that the applicable standard of conduct has been met unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the Registrant or its stockholders, violated the MBCA provision relating to unlawful distributions or loans or intentionally violated criminal law. The authorization of payment may be made in any one of the following ways: (1) if there are two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority of all such directors or by majority vote of a committee of at least two such directors; (2) by a majority vote of any directors of the Registrant meeting the MBCA definition of “independent director” who are not parties or threatened to be made parties to the action, suit or proceeding; (3) if there are no “independent directors” and fewer than two directors who are not parties or threatened to be made parties to the action, suit or proceeding, by majority vote of the board; or (4) the Registrant’s stockholders, other than directors, officers, employees or agents who are parties or threatened to be made parties. The bylaws also provide that indemnification is a contractual right between the Registrant and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of the Registrant’s bylaws.
     Section 567 of the MBCA and the Registrant’s bylaws authorize the Registrant to purchase and maintain insurance from a third party insurer on behalf of a person who is or was a director, officer, employee or agent of the Registrant or who is or was serving at the request of the Registrant as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not the Registrant would have the power to indemnify him or her under the bylaws or the laws of the State of Michigan. The Registrant maintains a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and provides that the insurer will pay on behalf of the Registrant for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to offerings under this registration statement.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 16. Exhibits.
     See Index to Exhibits.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

     Provided, however, that paragraphs (i), (ii) and (iii) of this section do not apply if this registration statement is on Form S-3 or Form F-3 and the information required to be included in the post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
     (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser:
     (i) If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date; or
     (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on December 14, 2009.

ITC Holdings Corp.
By:	/s/ JOSEPH L. WELCH
	Name:	Joseph L. Welch
	Title:	Chairman, President and Chief Executive Officer

     We, the undersigned directors and officers of ITC Holdings Corp., do hereby constitute and appoint Joseph L. Welch, Cameron M. Bready and Daniel J. Oginsky, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 14, 2009.

Signature	Title

/s/ JOSEPH L. WELCH Joseph L. Welch	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ CAMERON M. BREADY Cameron M. Bready	Senior Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ EDWARD G. JEPSEN Edward G. Jepsen	Director

/s/ RICHARD D. MCLELLAN Richard D. McLellan	Director

/s/ WILLIAM J. MUSELER William J. Museler	Director

/s/ HAZEL R. O’LEARY Hazel R. O’Leary	Director

/s/ GORDON BENNETT STEWART, III Gordon Bennett Stewart, III	Director

/s/ LEE C. STEWART Lee C. Stewart	Director

2-5

EXHIBIT INDEX

Exhibit No	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on June 30, 2005 (File No. 333-123657)

3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Registrant’s Annual Report on Form 10-K filed on February 26, 2009)

4.1	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on June 30, 2005 (File No. 333-123657)

5.1**	Opinion of Dykema Gossett PLLC

23.1**	Consent of Dykema Gossett PLLC (included as part of its opinion filed as Exhibit 5.1 hereto)

23.2**	Consent of Deloitte & Touche LLP relating to the Registrant

24.1	Powers of Attorney of the directors and officers of the Registrant (included in the signature page to this registration statement)

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference herein.

**	Filed herewith.